UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2023

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
+34 91-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica: Tender Offer and Issue Hybrid Notes	2

TELEFÓNICA, S.A. (“Telefónica”), in compliance with the Securities Market legislation, hereby communicates the following

OTHER RELEVANT INFORMATION

Telefónica Europe B.V. (the "Issuer") has today launched separate invitations to holders of its outstanding (i) EUR 1,250,000,000 Undated 5.7 Year Non-Call Deeply Subordinated Guaranteed Fixed Rate Reset Securities (the "EUR Sep 2023 Notes"), and (ii) EUR 1,000,000,000 Undated 10 Year Non-Call Deeply Subordinated Guaranteed Fixed Rate Reset Securities (the "EUR Mar 2024 Notes") (each a "Series" and together the "Notes") irrevocably guaranteed by Telefónica, S.A. (the "Guarantor"), to tender such Notes for purchase by the Issuer for cash (each such invitation an "Offer" and together the "Offers").
The Offers are being made on the terms and subject to the conditions contained in the tender offer memorandum dated 25 January 2023 (the "Tender Offer Memorandum") and are subject to the restrictions set out in the Tender Offer Memorandum. Capitalised terms used and not otherwise defined in this announcement have the meaning given in the Tender Offer Memorandum.
Summary of the Offers

Description of Notes	ISIN	First Call Date	Aggregate Principal Amount Outstanding	Purchase Price	Amount subject to the Offers(1)

EUR 1,250,000,000 Undated 5.7 Year Non-Call Deeply Subordinated Guaranteed Fixed Rate Reset Securities (the "EUR Sep 2023 Notes") Current Coupon: 3.00 per cent.	XS1795406575	4 September 2023	EUR 750,000,000	EUR 99,500.00 per EUR 100,000	Up to a maximum aggregate principal amount equal to the aggregate principal amount of the New Notes. However, the Issuer reserves the right to increase the Maximum Acceptance Amount should a Substantial Purchase Event occur in respect of any of the Notes and the Issuer may or may not exercise its call right upon the occurrence of a Substantial Purchase Event pursuant to the relevant Series of Notes at any time following the Offers.
EUR 1,000,000,000 Undated 10 Year Non-Call Deeply Subordinated Guaranteed Fixed Rate Reset Securities (the "EUR Mar 2024 Notes") Current Coupon: 5.875 per cent.	XS1050461034	31 March 2024	EUR 1,000,000,000	EUR 101,600.00 per EUR 100,000
Note:
(1) For further information refer to "Maximum Acceptance Amount and Series Acceptance Amount" and "Redemption under Issuer Call Right following a Substantial Purchase Event" below.

The Offers commence on 25 January 2023 and will expire at 17:00 CET on 31 January 2023 (the "Expiration Deadline"), unless extended, re-opened, withdrawn or terminated at the sole discretion of the Issuer.

Purpose of the Offers
The purpose of the Offers is, amongst other things, to proactively manage the Issuer's layer of hybrid capital. The Offers also provide Noteholders with the opportunity to switch into the New Notes ahead of upcoming first call dates.
New Financing Condition
The Issuer intends to issue new EUR denominated Undated 7.25 Year Non-Call Deeply Subordinated Guaranteed Fixed Rate Reset Securities guaranteed by the Guarantor (the "New Notes"). Whether the Issuer will accept for purchase any Notes validly tendered in the Offers is subject, without limitation, to the settlement of the issue of the New Notes (the "New Financing Condition").
Purchase Price and Accrued Interest Payment
Subject to the applicable Minimum Denomination in respect of the relevant Series of Notes, the price payable per EUR 100,000 in principal amount of the Notes validly tendered and accepted for purchase by the Issuer pursuant to the relevant Offer (the "Purchase Price") will be (a) in respect of the EUR Sep 2023 Notes, EUR 99,500.00 per EUR 100,000 and (b) in respect of the EUR Mar 2024 Notes, EUR 101,600.00 per EUR 100,000 in principal amount of Notes.
In respect of any Notes accepted for purchase, the Issuer will also pay an amount equal to any accrued and unpaid interest on the relevant Notes from, and including, the relevant interest payment date for the Notes immediately preceding the Settlement Date up to, but excluding, the Settlement Date, which is expected to be on 3 February 2023.
Notes repurchased by the Issuer pursuant to the Offers may be cancelled. Notes which have not been validly tendered and accepted for purchase pursuant to the Offers will remain outstanding after the Settlement Date.
Redemption under Issuer Call Right following a Substantial Purchase Event
Under the Conditions of the Notes, in the event that the Issuer, the Guarantor, or any subsidiaries of the Guarantor, have purchased and cancelled at least (in the case of the EUR Sep 2023 Notes) 75 per cent. of the original aggregate principal amount of any of the Notes or (in the case of the EUR Mar 2024 Notes) 80 per cent. of the original aggregate principal amount of any of the Notes in accordance with the relevant Conditions (each, a "Substantial Purchase Event"), the Issuer may redeem the remaining relevant Notes (in whole but not in part) at their principal amount plus any interest accrued to, but excluding, the relevant day on which the relevant Notes become due for redemption and any Arrears of Interest (as defined in the Conditions) at any time upon giving not less than 30 and not more than 60 days' irrevocable notice of redemption to the Noteholders.
Maximum Acceptance Amount and Series Acceptance Amount
The Issuer proposes to accept Notes for purchase up to a maximum aggregate principal amount equal to the aggregate principal amount of the New Notes (the "Maximum Acceptance Amount") on the terms and conditions contained in the Tender Offer Memorandum. However, the Issuer reserves the right to increase the Maximum Acceptance Amount should a Substantial Purchase Event occur in respect of any of the Notes and the Issuer may or may not exercise its call right upon the occurrence of a Substantial Purchase Event pursuant to the relevant Series of Notes at any time following the Offers. The Maximum Acceptance Amount will be announced on an indicative basis following the pricing of the New Notes.
Tenders of Notes may be pro-rated as set out in the Tender Offer Memorandum. Any adjustments to the indicative Maximum Acceptance Amount will be announced with the results of the Offers.
Subject to the Maximum Acceptance Amount, the Issuer will determine the Series Acceptance Amount in respect of each Series of Notes in its sole discretion, and reserves the right to accept significantly more or significantly less (or none) of any such Series of Notes (subject to pro rata scaling, if applicable) as compared to the other Series of Notes.

Notes validly submitted for tender may be accepted subject to pro-ration (if applicable). In the event that the aggregate principal amount of a Series of Notes represented by Tender Instructions is greater than the relevant Series Acceptance Amount, such Tender Instructions will be accepted on a pro rata basis.

Indicative Timetable

Date	Number of Business Days from and including Launch	Action
25 January 2023	1	Commencement of the Offers
		Offers announced by way of announcements on the relevant Notifying News Service(s), through the Clearing Systems and via the website of Euronext Dublin.
		Tender Offer Memorandum available from the Tender Agent.
On or before the Expiration Deadline
Pricing of the New Notes
Announcement of the indicative Maximum Acceptance Amount by way of announcements on the relevant Notifying News Service(s), through the Clearing Systems and via the website of Euronext Dublin as soon as reasonably practicable following the pricing of the New Notes.

17:00 CET on 31 January 2023	5	Expiration Deadline Deadline for receipt by the Tender Agent of all Tender Instructions in order for Noteholders to be able to participate in the Offers.
At or around 10:00 CET on 1 February 2023	6
Announcement of Result of Offers
Announcement of the Issuer's decision whether to accept valid tenders of Notes for purchase pursuant to any or all of the Offers subject only to the satisfaction of the New Financing Condition, any adjustments to the Maximum Acceptance Amount and for each such Series accepted for purchase details of (i) the final aggregate principal amount of the Notes of each Series tendered pursuant to the Offers and (ii) the Series Acceptance Amount and the pro-ration factor, if applicable, distributed by way of announcements on the relevant Notifying News Service(s), through the Clearing Systems and via the website of Euronext Dublin.

Expected to be on 3 February 2023	8	Settlement Subject to satisfaction of the New Financing Condition, expected Settlement Date for the Offers. Payment of Purchase Consideration and Accrued Interest Payment in respect of the Offers.

DISCLAIMER: No offer or invitation to acquire or sell any securities is being made pursuant to this announcement. Any decision with respect to the Offers should be taken on the basis of the information contained in the Tender Offer Memorandum.

Madrid, 25 January 2023

Neither the Offer, the Tender Offer Memorandum nor this announcement constitute an offer of securities to the public under Regulation (EU) 2017/1129 of the European Parliament and of the Council or a tender offer in Spain under the restated text of the Spanish Securities Market Act approved by Royal Legislative Decree 4/2015, of 23 October and under Royal Decree 1066/2007, of 27 July, all of them as amended, and any regulation issued thereunder. Accordingly, neither the Tender Offer Memorandum nor this announcement has been and will not be submitted for approval nor approved by the Spanish Securities Market Regulator (Comisión Nacional del Mercado de Valores).
Not for distribution in or into or to any person located or resident in the United States, its territories and possessions (including Puerto Rico, the U.S. Virgin Islands, Guam, American Samoa, Wake Island and the Northern Mariana Islands, any state of the United States and the District of Columbia) (the "United States") or to any U.S. person or into any other jurisdiction where it is unlawful to distribute this announcement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	January 25, 2023	By:	/s/ Pablo de Carvajal González
			Name:	Pablo de Carvajal González
			Title:	Secretary to the Board of Directors